UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   AMNEX, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   031674 203
                                 (CUSIP Number)

                                Mr. Steven Porter
                            Rotterdam Ventures, Inc.
                Building 6, East Road, Rotterdam Industrial Park
                           Schenectady, New York 12306
                                 (518) 356-4445
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

CUSIP No.    031674 203                                 Page   2  of    6  Pages
             ----------


1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mr. Francesco Galesi

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*    PF, AF

5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEM 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION  Citizenship -- United States

 NUMBER OF  SHARES         7    SOLE VOTING POWER            9,623,446

 BENEFICIALLY  OWNED BY    8    SHARED VOTING POWER

 EACH  REPORTING           9    SOLE DISPOSITIVE POWER       9,623,446

 PERSON  WITH              10  SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,623,446

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ X ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.4%

14       TYPE OF REPORTING PERSON*

         IN




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                                                       Page   3  of    6  Pages


Item 1. Security and Issuer

     The Reporting Person is making this statement in reference to shares of common stock, par value $.001 per share (the "Common Stock"), of AMNEX, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 6 Nevada Drive, Lake Success, New York 11042.

Item 2. Identity and Background

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

     (a)  Name: Francesco Galesi

     (b)  Residence or business address:

                River House
                435 East 52d Street
                New York, NY  10021

     (c) Mr. Galesi is employed as Chief Executive Officer of Rotterdam Ventures, Inc. ("Rotterdam"), located at:

                Rotterdam Ventures, Inc.
                Building 6, East Road
                Rotterdam Industrial Park
                Schenectady, New York 12306

     (d) Mr. Galesi has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Galesi has not been a party to a civil proceeding of a judicial or administrative body during the last five years.

     (f)  Mr. Galesi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 26, 1998, Mr. Galesi acquired 2,758,620 shares of Common Stock upon conversion of $3,200,000 of promissory notes (the "Notes") held by Mr. Galesi and certain affiliated companies (a conversion price of $1.16 per share). Concurrently, in consideration for the loans that gave rise to the Notes as well as certain loan guarantees made by Mr. Galesi and certain affiliated companies on behalf the Company, Mr. Galesi received a warrant to purchase 750,000 shares of Common Stock at an exercise price of $1.50 per share, such warrant being exercisable during the period ending January 26, 2003.



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                                                       Page   4  of    6  Pages

Item 4. Purpose of Transaction.

     Mr. Galesi acquired the shares of Common Stock of the Company reported herein to increase his equity position in the Company.

     Subject to and depending upon availability at prices deemed favorable by him, he may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Mr. Galesi intends to closely monitor developments at and pertaining to the Company. Mr. Galesi is currently a director of the Company (one of five directors) and, accordingly, is in a position, consistent with his statutory obligations and authorities as a director, to influence Company policies.

     Depending upon prevailing conditions and his evaluation of the factors described above, Mr. Galesi also may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     Except as set forth above, Mr. Galesi has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Galesi holds 9,623,446 shares of Common Stock (including 2,250,000 shares of Common Stock issuable upon the exercise of warrants), which represent 23.4% of the total shares of Common Stock outstanding as of January 26, 1998. This percentage was calculated using as the denominator the sum of (i) the 2,250,000 shares of Common Stock issuable upon exercise of the warrants, (ii) 30,044,729 outstanding shares of Common Stock as of September 30, 1997, based upon the Quarterly Report on Form 10-Q filed by the Company for the period ended September 30, 1997, and (iii) 11,159,649 other shares of Common Stock issued by the Company, to the knowledge of Mr. Galesi, from October 1, 1997 through January 26, 1998 (including the shares of Common Stock that are the subject of this filing.)

     (b) Mr. Galesi has the sole power to vote and sole power to dispose of the 9,623,446 shares of Common Stock, except that 97,500 of such shares of Common Stock are held by Rotterdam, a corporation wholly-owned by him.

     (c) On December 4, 1997, Mr. Galesi acquired 300,000 shares of Common Stock in a brokerage transaction at a purchase price of $1-1/18 per share.

     (d) Not applicable.

     (e) Not applicable.



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                                                       Page   5  of    6  Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In addition to the above, an irrevocable trust (the "Trust") created by Mr. Galesi, of which the trustee, David Buicko, is an employee of Rotterdam and the beneficiaries are members of Mr. Galesi's immediate family, holds a warrant for the purchase of 500,000 shares of Common Stock of the Company. Mr. Galesi personally does not have voting or dispositive power with respect to the shares of Common Stock underlying the warrant held by the Trust, and, accordingly, Mr. Galesi disclaims beneficial ownership of the shares. This Schedule 13D shall not be construed as an admission that Mr. Galesi is a beneficial owner of the shares underlying the warrant held by the Trust.

Item 7. Material to be Filed as Exhibits.

     None.


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                                                       Page   6  of    6  Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 9, 1998                           /s/ Francesco Galesi
                                                 --------------------
                                                 Francesco Galesi



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